C.I. Fund Management Inc.

CI Place
151 Yonge Street, Eleventh Floor
Toronto, Ontario M5C 2W7
Telephone: 416-364-1145
Toll Free: 1-800-268-9374

02034925

June 4, 2002

United States Securities
and Exchange Commission
Washington, D.C. 20549

SUPPL

Dear Sirs:

Re: C.I. Fund Management Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number.

If you have any questions or comments, please contact the undersigned.

Yours truly,

C.I. FUND MANAGEMENT INC.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

PROCESSED
JUN 26 2002
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
JUN 11 2002
WASH. D.C. 155 SECTION

MJK/cc
Encls.

c: Chris von Boetticher (w/encls.)

j:\mjk\ltrs\sec-ltr.doc

dlw 6/19

CI Funds

82-4994

CI Funds

FOR IMMEDIATE RELEASE **TSE Symbol: CIX**

CI Funds reports net sales for April

TORONTO (May 2, 2002) – C.I. Fund Management Inc. today reported that its wholly owned subsidiary, CI Mutual Funds Inc., had net sales of $4 million in April 2002.

Harbour Fund and Harbour Growth & Income Fund, managed by Gerald Coleman, continued to lead the sales tally for CI (excluding money market funds). Both funds are top-quartile performers over the one- and three-year periods ending March 31, 2002 (Source: Globe HySales). For the year-to-date ending April 30, Harbour Fund has returned 6.7% and Harbour Growth & Income Fund 6.0%, versus a return of 0.1% for the S&P/TSX Composite Index.

The proven Harbour Funds approach will soon be available in a global stock fund. CI is planning a June 2002 launch of Harbour Foreign Equity Fund, which will be managed by Mr. Coleman using his value-oriented, buy-and-hold investment style.

Other strong sellers included Signature Select Canadian Fund, which has gained 5.1% for the year-to-date, and Landmark Canadian Fund, with a year-to-date return of 7.4%.

In other highlights in April, CI launched two new hedge funds, including CI Multi-Manager Opportunities Fund. Using a fund-of-funds structure, it invests in five other CI hedge funds to give sophisticated investors access to a portfolio of hedge funds with one convenient investment. The underlying funds include the newly launched Altrinsic Opportunities Fund, managed by John Hock of Altrinsic Advisors, LLC of Old Greenwich, Connecticut.

Also during the month, C.I. Fund Management completed its normal course issuer bid that commenced in May 2001. CI repurchased 10,721,400 common shares at an average price of $11.69, for a total cost of $125.4 million.

For additional information on April's sales and fee-earning assets, please see CI's website, www.cifunds.com, under "Corporate Information."

C.I. Fund Management Inc. (TSE: CIX) is an independent, Canadian-owned investment management company with $26.2 billion in fee-earning assets as of April 30, 2002. It has one of the industry's broadest selections of investment funds, including mutual funds, industry-specific funds, 100% RSP-eligible global funds, multi-manager funds, segregated funds and hedge funds. It offers top-ranked investment expertise through nine portfolio management teams.

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For further information, contact:
William T. Holland
President and CEO
C.I. Fund Management Inc.
Tel.: 416-364-1145

CI Funds™

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

82-4994

FOR IMMEDIATE RELEASE **TSE Symbol: CIX**

CI to acquire investment fund businesses of Spectrum, Clarica

TORONTO (May 22, 2002) – C.I. Fund Management Inc. ("CI") today announced it has entered into an agreement to acquire Spectrum Investment Management Limited ("Spectrum"), the mutual fund subsidiary of Sun Life Financial Services of Canada Inc., and Clarica Diversico Ltd. ("Diversico"), the mutual fund subsidiary of Clarica Life Insurance Company, from Sun Life Financial and Clarica.

In exchange, Sun Life Financial will receive the equivalent of approximately 74 million common shares of CI, which will represent 30% of CI after the transaction is completed. A 20% interest will be issued on closing, and the remainder will be in the form of non-voting preferred shares convertible into CI common shares. The conversion of the preferred shares will be subject to the approval of CI shareholders. Certain management shareholders have agreed to support the transaction and to vote their shares in favour of the conversion of the preferred shares.

Under the agreement, CI will acquire mutual fund and segregated fund businesses with $13.2 billion in assets under management. CI will also receive preferred access for its products to more than 4,000 Clarica agents and managers.

The transaction, which is subject to regulatory approval, also includes a standstill period under which Sun Life Financial will not increase its stake in CI beyond 34% for three years, subject to certain exceptions. Sun Life Financial will also enter into a shareholders' agreement with certain management shareholders which, among other things, will provide Sun Life Financial with representation on CI's board.

The transaction is expected to close in July, following the required notification to unitholders of the Spectrum and Clarica funds and the regulatory approval of the Sun Life Financial and Clarica transaction, which is expected later this month.

On completion, CI will have over $39 billion in fee-earning assets, including approximately $34 billion in mutual and segregated funds. As a result, CI will become the fourth-largest fund company in Canada, as measured by mutual fund assets under management excluding money market funds.

"This deal increases CI's mutual and segregated fund assets by over 60%, and ensures that CI will continue to be a leader in the Canadian investment fund industry," said William T. Holland, CI's President and CEO. "For unitholders in the funds, being part of a larger company will provide important benefits, including increased choice of products, improved service and the potential for a reduction in the management expense ratios of the funds."

C.I. Fund Management Inc. (TSX: CIX) is an independent, Canadian-owned investment management company with $26.2 billion in fee-earning assets as of May 17, 2002. It has one of the industry's broadest selections of investment funds, including mutual funds, industry-specific funds, 100% RSP-eligible global funds, multi-manager funds, segregated funds and hedge funds. It offers top-ranked investment expertise through nine portfolio management teams.

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For further information, contact: William T. Holland, President and CEO, C.I. Fund Management. Tel.: 416-364-1145

news release

82-4994

CI Funds™

TSE Symbol: CIX

FOR IMMEDIATE RELEASE
May 22, 2002

C.I.'S NORMAL COURSE ISSUER BID ACCEPTED BY THE TORONTO STOCK EXCHANGE

Toronto, May 22, 2002 - The Toronto Stock Exchange today accepted C.I. Fund Management Inc.'s notice of intention to proceed with a normal course issuer bid through the facilities of The Toronto Stock Exchange.

C.I. intends to purchase for cancellation up to 9,780,972 of its common shares by way of a normal course issuer bid through the facilities of The Toronto Stock Exchange. The 9,780,972 shares represent approximately 10% of the public float. As of May 21, 2002, there are 172,362,928 issued and outstanding common shares.

The purchases may commence on May 27, 2002 and will terminate on May 26, 2003, or on such earlier date as C.I. may complete its purchases pursuant to a notice of intention filed today with The Toronto Stock Exchange or provide notice of termination. Any such purchases will be made by C.I. at the prevailing market price at the time of acquisition in accordance with the requirements of The Toronto Stock Exchange.

C.I. believes that the market price of the common shares may, at certain times throughout the duration of the normal course issuer bid, be undervalued based on C.I.'s future earnings and prospects.

To the best of the knowledge of the directors and senior officers of C.I., no director, senior officer, associate of a director or senior officer, or person holding 10% or more of the common shares of C.I. intends at present to sell common shares during the course of this bid. However, sales by such persons through the facilities of The Toronto Stock Exchange or elsewhere may occur as the personal circumstances or decisions of any such person, unrelated to the bid, determine. The benefits to any such person whose common shares are purchased would be the same as the benefits available to all other holders whose common shares are purchased.

In the last 12 months under its previous normal course issuer bid, C.I. purchased 10,721,400 of its common shares at an average price of $11.69 per common share.

For further information, contact:

Stephen A. MacPhail
Executive Vice-President
and Chief Operating Officer
C.I. Fund Management Inc.

Tel. No.: (416) 364-1145